UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated November 4, 2013: DryShips Inc. Reports Financial and Operating Results for the Third Quarter 2013.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333- 190951) filed with the Securities and Exchange Commission on September 3, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 4, 2013	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2013

November 4, 2013, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights

➢

For the third quarter of 2013, the Company reported a net loss of $63.9 million, or $0.17 basic and diluted loss per share.

Included in the third quarter 2013 results are:

-

Non-cash write offs and breakage costs associated with the full repayment of Ocean Rig's $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities totaling $61.1million or $0.16 per share.

      Excluding the above item, the Company’s net results would have amounted to a net loss of $27.6 million, or $0.07 per share.(1)

➢

The Company reported Adjusted EBITDA of $183.6 million for the third quarter of 2013, as compared to $141.0 million for the third quarter of 2012.(2)

Recent Highlights

-

On November 4, 2013, the Ocean Rig Mylos, commenced drilling operations under the three year contract with Repsol Sinopec Brazil S.A.

-

On October 30, 2013, the Company signed a Firm Summary of Terms and Conditions with HSH Nordbank, as Agent, for an amendment of certain terms under the Company’s $628.8 million Senior and Junior loan agreements dated March 31, 2006, as amended. Under the terms of this agreement, the lending syndicate led by HSH has agreed to apply the currently-pledged restricted cash of $55 million against the next five quarterly installments. In addition the lending syndicate has agreed to relax various financial covenants up till the end of 2014. This agreement is subject to definitive documentation which we expect to complete by the end of November 2013.

-

Our subsidiary, Ocean Rig, achieved 98.4% average fleet wide operating performance for the third quarter of 2013.

-

The deliveries of the newbuildings Ocean Rig Skyros and Ocean Rig Athena are rescheduled for January 2014 and February 2014 respectively, due to the late delivery of third party and sub-supplier equipment.

________________________

(1) The net result is adjusted for the minority interests of 40.56% not owned by Dryships Inc. common stockholders.

(2) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

-

On October 29, 2013, Ocean Rig agreed with a major oil company to extend for 60 days the expiration of the previously announced Letter of Award for our ultra deepwater drillship Ocean Rig Skyros.

-

On October 4, 2013, the Company entered into a sales agreement with Evercore Group L.L.C., in connection with an at-the-market offering for up to $200 million of the Company's common shares. During October 2013, 5,891,234 common shares were issued and sold at an average share price of $3.51 per share pursuant to the at-the-market offering, resulting in net proceeds of $20.2 million, after deducting commissions.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to announce the recently-signed agreement with the banking syndicate led by HSH. Earlier this year, we accelerated our discussions with our lenders to lower our upcoming debt service requirements and concluded an agreement with a lender to, among other things, defer certain principal installments until maturity. This new agreement allows us to use $55 million of restricted cash on our balance sheet to prepay scheduled principal installments, thereby reducing our capital costs during 2014 by $55 million. Furthermore, this new agreement has certain other beneficial clauses including the relaxation of certain financial covenants. This transaction highlights the high degree of trust shown in us by financial institutions who I believe are now starting to recognize borrowers that have navigated the market downturn.

“We are satisfied with the interim results of our at-the-market equity offering, which was designed to be funded on an opportunistic basis. Accordingly, we have sold approximately 5.9 million shares at an average price of $3.51 per share resulting in net proceeds of approximately $20.2 million. Going forward we intend to continue to fund this on an opportunistic basis.

“The drybulk market continues its recovery lately in the larger asset classes and as a result, asset prices across the board, are rising. We are cautiously optimistic, expecting a sustainable recovery in 2014 and beyond and believe DryShips is well positioned to take advantage of the ensuing recovery in charter rates in the drybulk and tanker sectors. As far as the offshore drilling outlook is concerned, we are pleased with Ocean Rig’s solid results for the quarter. As the largest shareholder in Ocean Rig, we believe it is optimally positioned in the ultra-deepwater drilling market and we continue to be positive about the prospects for Ocean Rig, whose contract backlog currently stands at approximately $5.8 billion.”

Financial Review: 2013 Third Quarter

The Company recorded a net loss of $63.9 million, or $0.17 basic and diluted loss per share, for the three-month period ended September 30, 2013 as compared to a net loss of $51.3 million, or $0.13 basic and diluted loss per share, for the three-month period ended September 30, 2012. Adjusted EBITDA was $183.6 million for the third quarter of 2013, as compared to $141.0 million for the same period in 2012.(3)

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $37.4 million for the three-month period ended September 30, 2013, as compared to $41.1 million for the three-month period ended September 30, 2012. For the tanker segment, net voyage revenues amounted to $14.5 million for the three-month period ended September 30, 2013, as compared to $9.0 million for the same period in 2012. For the offshore drilling segment, revenues from drilling contracts increased by $42.8 million to $328.5 million for the three-month period ended September 30, 2013, as compared to $285.7 million for the same period in 2012.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization decreased to $155.6 million and increased to $92.4 million, respectively, for the three-month period ended September 30, 2013, from $181.1 million and $84.6 million, respectively, for the three-month period ended September 30, 2012. Total general and administrative expenses increased to $54.1 million in the third quarter of 2013, from $35.3 million during the comparative period in 2012.

Interest and finance costs, net of interest income, amounted to $131.0 million for the three-month period ended September 30, 2013, compared to $51.9 million for the three-month period ended September 30, 2012.

___________________________

(3) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of October 31, 2013:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa	2013	206,000	Capesize	$23,000	Apr-18	Nov-23
Negonego	2013	206,000	Capesize	$21,500	Mar-20	Feb-28
Fakarava	2012	206,000	Capesize	$25,000	Sept-15	Sept-20
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Apr-18
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Jun-19
Montecristo	2005	180,263	Capesize	$23,500	May-14	Feb-19
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$11,500	Jun-14	Oct-14
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$10,000	Nov-13	Mar-14

Panamax:
Raraka	2012	76,037	Panamax	$7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	$7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	$8,450	Oct-13	Dec-13
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year Built/or			Gross rate	Redelivery
	Scheduled Delivery	DWT	Type	Per day	Earliest	Latest
Newbuildings
Panamax:
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	Spot	N/A	N/A
Tanker fleet
Suezmax:
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Aframax:
Alicante	2013	115,200	Aframax	Spot	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $489
Eirik Raude	2002	Q3 – 14	Sierra Leone, Ivory Coast	$229
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$253
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$378
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$660
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$227
Ocean Rig Mylos	2013	Q3 – 16	Brazil	$667
Newbuildings
Ocean Rig Skyros (Expected delivery Jan. 2014)	2014	Q4 – 14	Angola	$187
		Q4 – 20	Angola	$1,266(1)
Ocean Rig Athena (Expected delivery Feb. 2014)	2014	Q1 – 17	Angola	$752
Ocean Rig Apollo (Expected delivery Jan. 2015)	2015	Q1 – 18	Congo	$670
Newbuilding TBN	2015	N/A	N/A	N/A
Optional Newbuilding	2016	N/A	N/A	N/A
Total				$5,778

(1)

Letter of Award is subject to definitive documentation and other approvals.

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Average number of vessels(1)	35.2	38.0	35.6	36.9
Total voyage days for vessels(2)	3,233	3,464	9,715	10,030
Total calendar days for vessels(3)	3,241	3,496	9,744	10,064
Fleet utilization(4)	99.8%	99.1%	99.7%	99.7%
Time charter equivalent(5)	$12,727	$10,796	$17,719	$11,640
Vessel operating expenses (daily)(6)	$5,248	$5,904	$5,405	$5.638

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Average number of vessels(1)	7.0	10.0	6.0	9.8
Total voyage days for vessels(2)	644	920	1,649	2,678
Total calendar days for vessels(3)	644	920	1,649	2,678
Fleet utilization(4)	100%	100%	100%	100%
Time charter equivalent(5)	$13,978	$15,802	$14,959	$12,879
Vessel operating expenses (daily)(6)	$6,205	$6,624	$7,357	$7,333

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Voyage revenues	$ 46,881	$44,206	$186,388	$138,003
Voyage expenses	(5,733)	(6,808)	(14,244)	(21,256)
Time charter equivalent revenues	$ 41,148	$37,398	$172,144	$116,747
Total voyage days for fleet	3,233	3,464	9,715	10,030
Time charter equivalent TCE	$ 12,727	$10,796	$17,719	$11,640

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Voyage revenues	$ 11,096	$32,222	$28,733	$87,867
Voyage expenses	(2,094)	(17,684)	(4,066)	(53,378)
Time charter equivalent revenues	$ 9,002	$14,538	$24,667	$34,489
Total voyage days for fleet	644	920	1,649	2,678
Time charter equivalent TCE	$ 13,978	$15,802	$14,959	$12,879

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013

REVENUES:
Voyage revenues	$57,977	$76,428	$215,121	$225,870
Service revenues, net	285,662	328,513	712,152	834,792
	343,639	404,941	927,273	1,060,662

EXPENSES:
Voyage expenses	7,827	24,492	18,310	74,634
Vessel operating expenses	21,006	26,735	64,802	76,378
Drilling rigs operating expenses	160,098	128,906	390,490	366,646
Depreciation and amortization	84,580	92,448	250,615	260,866
Vessel impairments and other, net	38	-	1,001	76,783
General and administrative expenses	35,331	54,144	106,475	127,578
Legal settlements and other, net	(1,842)	(224)	(3,448)	5,166

Operating income	36,601	78,440	99,028	72,611

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(51,923)	(130,976)	(152,468)	(243,846)
Gain/ (Loss) on interest rate swaps	(27,777)	(11,638)	(49,491)	11,840
Other, net	(1,177)	2,039	1,399	4,728
Income taxes	(10,975)	(10,524)	(32,603)	(35,099)
Total other expenses, net	(91,852)	(151,099)	(233,163)	(262,377)

Net loss	(55,251)	(72,659)	(134,135)	(189,766)

Net income/ (loss) attributable to Non controlling interests	3,980	8,780	17,207	(8,958)

Net loss attributable to Dryships Inc.	$(51,271)	$(63,879)	$(116,928)	$(198,724)

Loss per common share, basic and diluted	$(0.13)	$(0.17)	$(0.31)	$(0.52)
Weighted average number of shares, basic and diluted	380,152,244	382,809,418	380,152,244	382,708,526

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2012	September 30, 2013

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$720,458	$678,564
Other current assets	338,446	415,516
Advances for vessels and drillships under construction and related costs	1,201,807	979,113
Vessels, net	2,059,570	2,279,960
Drilling rigs, drillships, machinery and equipment, net	4,446,730	5,093,044
Other non-current assets	111,480	131,152
Total assets	8,878,491	9,577,349

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	4,386,715	5,205,511
Total other liabilities	623,757	558,600
Total stockholders’ equity	3,868,019	3,813,238
Total liabilities and stockholders’ equity	$8,878,491	$9,577,349

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel impairments, dry-dockings and class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013

Net loss	$ (51,271)	$ (63,879)	$ (116,928)	$ (198,724)

Add: Net interest expense	51,923	130,976	152,468	243,846
Add: Depreciation and amortization	84,580	92,448	250,615	260,866
Add: Impairment losses and other	-	-	-	76,783
Add: Dry-dockings and class survey costs	17,033	1,919	22,763	2,217
Add: Income taxes	10,975	10,524	32,603	35,099
Add: Gain/(loss) on interest rate swaps	27,777	11,638	49,491	(11,840)
Adjusted EBITDA	$ 141,017	$ 183,626	$ 391,012	$ 408,247

Conference Call and Webcast: November 5, 2013

As announced, the Company’s management team will host a conference call, on Tuesday, November 5, 2013 at 9:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until November 12, 2013. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 11 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 9 ultra deepwater drillships, 2 of which are scheduled to be delivered to Ocean Rig during 2014 and 2 of which is scheduled to be delivered during 2015.  DryShips owns a fleet of 42 drybulk carriers (including newbuildings), comprising 12 Capesize, 28 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.4 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com